Exhibit (xii)
FORM OF RIGHTS LETTER TO ELIGIBLE EMPLOYEES PARTICIPATING
IN THE OPTION EXCHANGE PROGRAM

To:	[Name of Participating Eligible Employee]
From:	Suzanne Rudy, Vice President and Corporate Treasurer
Date:	[Promptly after the Grant Date]
Subject:	Participating Eligible Employee Rights Letter
Thank you for your submission of the Election Form (whether submitted electronically through the Option Exchange Program website at www.rfmdoptionexchange.com or in paper form). We confirm with this letter that we have accepted your Election Form and have cancelled your Eligible Options that you tendered for exchange. Subject to your continued employment on the Grant Date and the other terms and conditions of the Offer to Exchange, you now have the right to receive New Options entitling you to purchase a number of shares of RFMD common stock as listed below at an exercise price of [$___] per share:

Number of
shares underlying
Grant Date	Grant Type	New Options
[ ]	Nonqualified	[ ]
In exchange for your agreement to cancel your tendered Eligible Options, we will grant to you New Options and promptly deliver to you a New Option agreement that will reflect the specific terms and conditions of your New Options. The New Options will have substantially different terms and conditions compared to the Eligible Options cancelled in the Offer to Exchange, with respect to their tax classification (with respect to Eligible Options that are incentive stock options), exercise price, expiration date, vesting schedule, and the number of underlying shares of common stock. In addition, the New Options will be granted under the 2003 Stock Incentive Plan, as amended (the “2003 Plan”) and the New Option agreement between you and RFMD and will be subject to the terms of the 2003 Plan and your New Option agreement.
Neither participation in the Option Exchange Program nor this Rights Letter confers upon you the right to remain an employee of RFMD or any of its affiliates. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in the employ of RFMD in the future.
If you have questions about the Offer to Exchange, the Election Form or this Rights Letter, or any other terms and conditions of the Option Exchange Program, please contact us by fax at (336) 678-0360 or send your question to our internal e-mail address, OEC@rfmd.com. Terms used but not otherwise defined in this Rights Letter shall have the meanings given to them in the Offer to Exchange.
Sincerely,
Suzanne B. Rudy
Vice President and Corporate Treasurer
Enclosure